UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. _____)*


                         Netsmart Technologies, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                 64114W 10 8
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.64114W 10 8                    13G

   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Consolidated Technology Group Ltd. (13-1948169)
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                      (b) |_|
   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
                 5    SOLE VOTING POWER

                      3,681,990



  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
          6    SHARED VOTING POWER

               -0-
          7    SOLE DISPOSITIVE POWER

               3,681,990
          8    SHARED DISPOSITIVE POWER

               -0-
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,681,990
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        54.16%
  12    TYPE OF REPORTING PERSON

        CO
======= ======



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





CUSIP No. 64114W 10 8                   13G

   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SIS Capital Corp. (13-3299637)
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
                 5    SOLE VOTING POWER

                      3,681,990



  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
          6    SHARED VOTING POWER

               -0-
          7    SOLE DISPOSITIVE POWER

               3,681,990
          8    SHARED DISPOSITIVE POWER

               -0-
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,681,990
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        54.16%
  12    TYPE OF REPORTING PERSON

        CO
======= ======



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CUSIP No. 64114W 10 8                     13G

   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lewis S. Schiller (###-##-####)
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|
   3    SEC USE ONLY


   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
                 5    SOLE VOTING POWER

                      266,667



  NUMBER OF
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
          6    SHARED VOTING POWER

               3,681,990
          7    SOLE DISPOSITIVE POWER

               266,667
          8    SHARED DISPOSITIVE POWER

               3,681,990
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,948,657
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  9 EXCLUDES CERTAIN SHARES
                                                                 |X|
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        58.08%
  12    TYPE OF REPORTING PERSON*

        IN
======= ======


Item 1.  Security and Issuer

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   This statement relates to Common Stock of Netsmart Technologies, Inc. (the
"Company").  The principal executive office of the Company is 146
 Nassau Avenue, Islip,
New York 11751.
tem 2.  Identity and Background

      (a)   (1) Consolidated Technology Group Ltd. ("Consolidated")
            (2)  SIS Capital Corp. ("SISC")
            (3)  Lewis S. Schiller

      (b)   (1) 160 Broadway, New York, New York 10038
            (2) 160 Broadway, New York, New York  10038
            (3) c/o Consolidated Technology Group, Ltd., 160 Broadway, New York, New York , 10038

      (c)   (1) New York
            (2) Delaware
            (3) USA

      (d)   Common Stock, par value $.01 per share

      (e)   64114W 10 8

Item 3.  Statement Pursuant to 13d-1(b) or 13d-2(b)

      N/A

Item 4.  Ownership

(1), (2)  Consolidated and SISC:

      (a)   Amount Beneficially Owned:  3,681,990(1)

      (b)   Percent of Class:  56.14%

      (c)   (i)   Sole power to vote or to direct the vote: 3,681,990 shares(1)

            (ii)  Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 3,681,990 shares(1)

            (iv)  Shared power to dispose or to direct the disposition of: None

(3)   Lewis S. Schiller:

      (a)   Amount Beneficially Owned: 3,948,657

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      (b)   Percent of Class:  58.08%

   (c)   (i)   Sole power to vote or to direct the vote: 266,667 shares(2)

     (ii)  Shared power to vote or to direct the vote: 3,681,990 shares(3)

 (iii) Sole power to dispose or to direct the disposition of: 266,667 shares(2)

v)  Shares power to dispose or to direct the disposition of: 3,681,990 shares(3)
-----------------------------


(1) Includes 565,000 shares issuable upon exercise of presently exercisable common stock purchase warrants owned by SISC.

(2) Includes 166,667 shares of common stock issuable upon exercise of presently exercisable common stock purchase warrants owned by Mr. Schiller.

(3) Represents shares of common stock which are either owned by SISC or are issuable upon exercise of presently exercisable common stock purchase warrants held by SISC.

Shares owned by Mr. Schiller exclude all shares of common stock owned by
 DLB, Inc. ("DLB")
or issuable upon exercise of presently exercisable common stock purchase warrants owned by DLB. DLB is owned by Mr. Schiller's wife.
  Mr. Schiller disclaims beneficial ownership of DLB or any securities owned by DLB.


Item 5.  Ownership of Five Percent or Less of a Class

      N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Mr. Lewis Schiller is the chief executive officer of Consolidated and SISC, a wholly-owned subsidiary of Consolidated, and, in such capacity has voting and investment power with regard to all shares of common stock owned by Consolidated and SISC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
         Being  Reported on By the Parent Holding Company

      SISC is a wholly-owned subsidiary of Consolidated.

Item 9.  Notice of Dissolution of Group

      N/A


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Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated: June 30, 1997


                                    CONSOLIDATED TECHNOLOGY GROUP LTD.

                           By: /s/ Lewis S. Schilller
                                Lewis S. Schiller
                                         President


                                    SIS CAPITAL CORP.

                            By: /s/ Lewis S. Schiller
                                Lewis S. Schiller
                                         President


                            By: /s/ Lewis S. Schiller
                                         Lewis S. Schiller, individually

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                                   EXHIBIT


      The Parties hereby agree that this statement filed on Schedule 13G is filed on behalf of each Party individually, that each party on whose behalf the Statement is filed is individually eligible to use Schedule 13G and that each party is responsible for the accuracy and completeness of the information concerning each party and the filing of amendments thereto.


                                    Dated: June 24, 1997


                                    CONSOLIDATED TECHNOLOGY GROUP LTD.

                            By: /s/ Lewis S. Schiller
                                Lewis S. Schiller
                                         President


                                    SIS CAPITAL CORP.

                            By: /s/ Lewis S. Schiller
                                Lewis S. Schiller
                                         President


                            By: /s/ Lewis S. Schiller
                                         Lewis S. Schiller, individually


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